UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SYROS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87184Q107

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87184Q107	Page 2 of 13

1.	Names of Reporting Persons. Polaris Partners VII, L.P. (“PP VII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,538,333 shares, except that (i) Polaris Management Co. VII, L.L.C. (“PMC VII”), the general partner of PP VII, may be deemed to have sole power to vote these shares, and (ii) David Barrett (“Barrett”), a managing member of PMC VII, may be deemed to have shared power to vote these shares, Brian Chee (“Chee”), a managing member of PMC VII, may be deemed to have shared power to vote these shares, Bryce Youngren (“Youngren”) a managing member of PMC VII, may be deemed to have shared power to vote these shares and Amir Nashat (“Nashat”), a managing member of PMC VII and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,538,333 shares, except that (i) PMC VII, the general partner of PP VII, may be deemed to have sole power to dispose of these shares, and (ii) Barrett, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares, Chee, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87184Q107	Page 3 of 13

1.	Names of Reporting Persons. Polaris Entrepreneurs’ Fund VII, L.P. (“PEF VII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

48,320 shares, except that (i) PMC VII, the general partner of PEF VII, may be deemed to have sole power to vote these shares, and (ii) Barrett, a managing member of PMC VII, may be deemed to have shared power to vote these shares, Chee, a managing member of PMC VII, may be deemed to have shared power to vote these shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to vote these shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

48,320 shares, except that (i) PMC VII, the general partner of PEF VII, may be deemed to have sole power to dispose of these shares, and (ii) Barrett, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares, Chee, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87184Q107	Page 4 of 13

1.	Names of Reporting Persons. Polaris Management Co. VII, L.L.C. (“PMC VII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that Barrett, a managing member of PMC VII, as the general partner of each of PP VII and PEF VII, may be deemed to have shared power to vote these shares, Chee, a managing member of PMC VII, may be deemed to have shared power to vote these shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to vote these shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that Barrett, a managing member of PMC VII, as the general partner of each of PP VII and PEF VII, may be deemed to have shared power to dispose of these shares, Chee, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 87184Q107	Page 5 of 13

1.	Names of Reporting Persons. David Barrett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as the general partner of PP VII and PEF VII, may be deemed to have sole power to vote PP VII’s and PEF VII’s shares (collectively, the “Fund VII Shares”), Chee, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to vote the Fund VII Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as general partner of PP VII and PEF VII, maybe deemed to have sole power to dispose of the Fund VII Shares, Chee, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares, Youngren, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of the Fund VII Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87184Q107	Page 6 of 13

1.	Names of Reporting Persons. Brian Chee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as the general partner of PP VII and PEF VII, may be deemed to have sole power to vote the Fund VII Shares, Barrett, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to vote the Fund VII Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as general partner of PP VII and PEF VII, maybe deemed to have sole power to dispose of the Fund VII Shares, Barrett, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares, Youngren, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of the Fund VII Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87184Q107	Page 7 of 13

1.	Names of Reporting Persons. Bryce Youngren
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as the general partner of PP VII and PEF VII, may be deemed to have sole power to vote the Fund VII Shares, Chee, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares, Barrett, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to vote the Fund VII Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as the general partner of PP VII and PEF VII, maybe deemed to have sole power to dispose of the Fund VII Shares, Chee, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares, Barrett, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of the Fund VII Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87184Q107	Page 8 of 13

1.	Names of Reporting Persons. Amir Nashat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,618,499 shares, of which (a) 31,846 shares are subject to stock option awards that have been granted to Dr. Nashat in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after December 31, 2018, (b) 1,538,333 shares are directly owned by PP VII and (c) 48,320 shares are directly owned by PEF VII, except that PMC VII, as the general partner of PP VII and PEF VII, may be deemed to have sole power to vote the Fund VII Shares, Barrett, as a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares, Chee, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares and Youngren, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,618,499 shares, of which (a) 31,846 shares are subject to stock option awards that have been granted to Dr. Nashat in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after December 31, 2018, (b) 1,538,333 shares are directly owned by PP VII and (c) 48,320 shares are directly owned by PEF VII, except that PMC VII, as general partner of PP VII and PEF VII, may be deemed to have sole power to dispose of the Fund VII Shares, Barrett, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares, Chee, a managing member of PVM VII, may be deemed to have shared power to dispose of the Fund VII Shares and Youngren, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,499
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87184Q107	Page 9 of 13

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2016 (the “Original Schedule 13D”), by the Reporting Persons, with respect to shares of Common Stock of the Issuer beneficially owned by the Reporting Persons. This Amendment No. 1 is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13D is as set forth in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

The information below is based on a total of 33,65,604 shares of Common Stock outstanding as of October 26, 2018 as reported on the Issuer’s Form 10-Q filed with the SEC on November 1, 2018 plus in the case of Nashat 31,846 shares of Common Stock subject to stock option awards that have been granted to Nashat in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after December 31, 2018.

(a) PP VII directly beneficially owns 1,538,333 shares of Common Stock, or approximately 4.6% of the Common Stock outstanding, of such shares, 207,822 are held as nominee on behalf of PEF VII. PEF VII directly beneficially owns 48,320 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding, in addition to the shares held by PP VII as nominee on behalf of PEF VII. PMC VII, as the general partner of PP VII and PEF VII, may be deemed to indirectly beneficially own the securities owned by PP VII and PEF VII. Each of Barrett, Chee, Nashat and Youngren, the managing members of PMC VII may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PP VII and PEF VII. Each such person disclaims beneficial ownership of all securities held by PP VII and PEF VII, except to the extent of their respective pecuniary interest therein.

In addition, Dr. Nashat directly beneficially owns 31,846 shares of Common Stock subject to stock option awards that have been granted to him in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after December 31, 2018.

(b) See Rows 7, 8, 9 and 10 of the cover page for each Reporting Person.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of Common Stock due to a change in the number of shares of Common Stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with his service on the Issuer’s board of directors, Nashat has, in the aggregate, received options to purchase 44,000 shares of the Issuer’s Common Stock, of which 31,846 are exercisable within 60 days of December 31, 2018, all of which have been granted pursuant the Issuer’s 2012 Equity Incentive Plan, as amended (the “2012 Plan”), or the Issuer’s 2016 Stock Incentive Plan (the “2016 Plan”).

Item 7. Material to be Filed as Exhibits.

Exhibit A	Agreement of Joint Filing

Exhibit D	2012 Plan (incorporated by reference to Exhibit 10.1 of the Issuer’s Registration Statement on Form S-1 and filed with the United States Securities and Exchange Commission on June 3, 2016).

Exhibit E	2016 Plan (incorporated by reference to Exhibit 10.5 of the Issuer’s Registration Statement on Form S-1 and filed with the United States Securities and Exchange Commission on June 3, 2016).

CUSIP No. 87184Q107	Page 10 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

POLARIS PARTNERS VII, L.P.

By: Polaris Management Co. VII, L.L.C., its general partner

By: *
Managing Member

POLARIS ENTREPRENEURS’ FUND VII, L.P.

By: Polaris Management Co. VII, L.L.C., its general partner

By: *
Managing Member

POLARIS MANAGEMENT CO. VII, L.L.C.

By: *
Managing Member

DAVID BARRETT

By: *
David Barrett

CUSIP No. 87184Q107	Page 11 of 13

BRIAN CHEE

By:	*
Brian Chee

AMIR NASHAT

By:	*
Amir Nashat

BRYCE YOUNGREN

By:	*
Bryce Youngren

*By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Attorney-in-Fact

[This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]